UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 26, 2005

KONINKLIJKE KPN N.V.

Maanplein 55

2516 CK The Hague

The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  KPN introduces third mobile brand in the Netherlands, dated 26 September, 2005.

Press release

Date
September 26, 2005
KPN introduces third mobile brand in the Netherlands	Number 044pe

Today KPN will launch its third mobile brand in the Netherlands under the name Simyo. Simyo will be the first provider in the Netherlands with a ‘no nonsense’ concept for people who want to make mobile calls and send text messages at low rates, without any paid extras they might not want. With the introduction of Simyo, KPN has taken a further step in realizing its multi-brand strategy. Besides the KPN brand itself, the company also addresses the youth market is targeted through its Hi brand. The addition of Telfort will soon also give KPN a discount provider in its brand portfolio.

Marco Visser, commercial director of KPN Mobile in the Netherlands, explains: “These days almost everyone in the Netherlands has a mobile phone. The era when a ‘one size fits all’ approach worked effectively is clearly gone; you can’t expect 16 million different customers to be happy with the same offer. For this reason KPN is increasingly tailoring its offers so as to optimally target specific market segments.”

Simyo offers one single rate for mobile telephony in the Netherlands: 18 eurocents per minute, irrespective of whether you call a fixed or mobile number or the time of day or the day of the week. A text message costs 9 eurocents. Simyo customers will not get a subsidized phone, nor will they have to sign a contract. Simyo is also only available online. Simyo’s self-service features are available using the website www.simyo.nl. In this secure environment, customers can buy a SIM card, check their usage and top up their call credit.

The introduction in the Netherlands follows previous successful introductions of Simyo by KPN subsidiaries E-Plus in Germany and BASE in Belgium.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 27, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel